VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 19, 2018	Jaclyn L. Cohen +1 (212) 310-8891 jackie.cohen@weil.com

Christine Westbrook
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Avista Healthcare Public Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 5, 2018
File No. 333-227090

Dear Ms. Westbrook:

On behalf of Avista Healthcare Public Acquisition Corp. (“AHPAC” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 15, 2018 (“Comment Letter 3”) with regard to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-227090) filed by the Company on November 5, 2018 (“Amendment No. 2”).  The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 2.

Set forth below in bold are the comments contained in Comment Letter 3 pertaining to Amendment No. 2.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof ( “Amendment No. 3”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 3 in paper format, marked to show changes from the Registration Statement.

Amendment No. 2 to the Registration Statement on Form S-4 filed November 5, 2018
Cover page

Questions and Answers about Risk Factors, page 72

1. We note your response to comment 1. Please expand your disclosure to clarify that the terms of the merger, including the exchange ratio of 2.03 AHPAC shares for each share of Organogenesis, were negotiated by Messrs. Dean and Burgstahler who, at the same time, approved the private investment at the effective price of $5.91 per share and controlled the Sponsor, which, in turn, surrendered AHPAC shares to provide Organogenesis with equity at an effective price of $7.035 per share, and that such terms may not reflect the value of Organogenesis stock if it were a publicly-traded company.

The Company has revised the disclosure on page 72 of Amendment No. 3 as requested.

2. Please clarify what it means to “primarily” represent AHPAC in the negotiations. Additionally, if accurate, please specifically state that Thompson Dean, David Burgstahler, Sriram Venkataraman and Robert Girardi are investors in the PIPE investment.

The Company has revised the disclosure on page 72 of Amendment No. 3 as requested.

Questions and Answers about the Business Combination, page 95

3. We note your response to comment 5 with respect to the proxy statement regarding your October 4, 2018 extraordinary general meeting. While your response did not address the basis for your belief that your redemption offer was not required to comply with the provision of Exchange Act Rule 13e-4 and Regulation 14E, we do not have any follow up comments about this issue at this time. Our decision to not issue additional comments should not be interpreted to mean that we either agree or disagree with your response.

The Company notes the response from the Staff.

Questions and Answers about the Business Combination, page 98

4. Please expand your disclosure to discuss the uninterested and independent Directors approval of the transaction with the PIPE Investors as required by Article 49.7(b) of your Articles of Association.

The Company has revised the disclosure on page 104 of Amendment No. 3 as requested.

Questions and Answers about the AHPAC Board’s Reasons for the Approved Business Combination, page 106

5. Please expand your disclosure to highlight the lack of an independent third party fairness or valuation advisor in determining the value of Organogenesis.

The Company has revised the disclosure on page 106 of Amendment No. 3 as requested.

6. We note that your description of the comparable companies analysis also compared average annual percentage revenue growth and 2019 estimated gross margin percentages for the comparable companies. Please present the results from this analysis.

The Company has revised the disclosure on page 108 of Amendment No. 3 as requested.

Questions and Answers about AHPAC’s Management Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 168

7. You disclose the following on page 22 of Form 10-Q for the period ended September 30, 2018: “Pursuant to a deferred fee letter, dated as of August 17, 2018, the Underwriters agreed that, in the event the deferred discount becomes payable upon the completion of a business combination, such amount will be reduced to $5,128,205. The deferred underwriting commissions held in the Trust Account will be forfeited in the event we do not complete a business combination, subject to the terms of the Underwriting Agreement. The Underwriters are not entitled to any interest accrued on the deferred underwriting commissions.” You also disclose on page 13 of the Form 10-Q that “The Deferred Commission will be forfeited if the Company is unable to complete a business combination in the prescribed time.” Please address the following:

• Please revise your Form S-4 to discuss the updated terms in the deferred fee letter, and clearly disclose the reasons for the deferred underwriting amounts forfeited by the underwriters to date.

The Company has revised the disclosure on page 170 of Amendment No. 3 as requested.

• Clearly disclose the revised date for completing a business combination after which the remaining deferred underwriting fee of $5,128,205 will be forfeited.

The Company has revised the disclosure on page 170 of Amendment No. 3 as requested.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen

Jaclyn L. Cohen

cc:           Benjamin Silbert

General Counsel and Corporate Secretary

Avista Healthcare Public Acquisition Corp.

Michael Aiello

Weil, Gotshal & Manges LLP